SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
BAYFIELD LOW INCOME HOUSING LIMITED PARTNERSHIP
(Name of Subject Company)
Megan Asset Management, Inc. (Offeror)
(Filing Persons)
Units of Limited Partnership Interest
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)
Paul J. Maddock
Megan Asset Management, Inc.
1424 West Century Avenue, Suite 102
Bismarck, ND 58503
Phone:(701) 223-2923
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
CALCULATION OF FILING FEE
Transaction Valuation: $14,500 (1)     Amount of Filing Fee: $1.74

(1)	Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $1.74	Filing party: Megan Asset Management, Inc.
Form or registration no.: Schedule TO Date filed: November 17, 2005

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

STATEMENT
     This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed on November 17, 2005, and supplemented and amended by an amendment to the Schedule TO filed November 22, 2005, and an amendment No. 2 to the Schedule TO filed December 5, 2005, and an amendment No. 3 to the Schedule TO filed December 16, 2005. This Amendment No. 4 relates to an offer by Megan Asset Management, Inc., a Delaware corporation (“Megan” or the “Purchaser”), the general partner and independent manager of Bayfield Low Income Housing Limited Partnership, a Delaware limited partnership (the “Partnership”) to purchase up to 1,450 Limited Partnership Units (“Units”) at a cash purchase price of $10.00 per Unit, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 2005, as it may be supplemented or amended from time to time (the “Offer to Purchase”), and the related Letter of Transmittal, as it may be supplemented or amended from time to time (the “Letter of Transmittal”), which, together with the Offer to Purchase, constitutes the “Offer”. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.
ITEM 11. ADDITIONAL INFORMATION.
     Item 11 is hereby amended and supplemented to add the following at the end of such section:
     “The Offer expired at 5:00 p.m. New York City time, on Tuesday December 27, 2005. Based on information provided by the Depositary, as of the Expiration Date, approximately 913 Units were validly tendered and not withdrawn in the Offer, representing in excess of 45% of the Partnership’s issued and outstanding Units. All validly tendered Units have been accepted for payment in accordance with the terms of the Offer. Payment for Units accepted will be made promptly after the Expiration Date.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 30, 2005

MEGAN ASSET MANAGEMENT, INC.
By:	/s/ Gary L. Maddock
Gary L. Maddock
Secretary